Exhibit 99.3

CRH Medical Corporation Announces 2017 Fourth Quarter and Year-end Results

Full-year total revenue rose 28% and adjusted operating EBITDA rose 18%

VANCOUVER, March 5, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced its financial results for the quarter and full fiscal year ended December 31, 2017.

Edward Wright, Chief Executive Officer of CRH commented, "Our fourth quarter results were positively impacted by the integration of the acquisitions we completed during the third quarter and a higher percentage of commercially insured patient cases. Looking forward to 2018, we believe that the impact of the CMS coding changes that went into effect January 1, 2018, and changes in commercial payor rates will be offset by organic growth in patient cases, as well as the successful execution of our acquisition strategy, which we expect to be similar to 2016 and 2017."

This news release should be read in conjunction with the Company's audited financial statements and management discussion and analysis for the years ended December 31, 2017 and 2016 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com.

Consolidated Financial Highlights (expressed in USD)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2017	2016	Change	2017	2016	Change
Revenue
Anesthesia services revenue	29,230,584	23,008,147	27%	88,741,075	67,821,879	31%
Product revenue	3,072,270	2,813,956	9%	11,501,005	10,532,753	9%
Total revenue	32,302,854	25,822,103	25%	100,242,080	78,354,632	28%
Operating expenses – adjusted[1]
Anesthesia services	13,162,989	9,492,140	39%	42,834,918	29,767,269	44%
Product	1,295,163	1,083,481	20%	4,568,422	4,059,858	13%
Corporate	882,158	745,889	18%	3,704,255	3,037,177	22%
Total operating expenses – adjusted[1]	15,340,310	11,321,510	35%	51,107,595	36,864,304	39%
Total adjusted operating EBITDA[1]	16,962,544	14,500,593	17%	49,134,485	41,490,238	18%
Attributable to:
Shareholders of the Company	11,489,153	10,281,381	12%	34,335,942	32,371,117	6%
Non-Controlling Interest	5,473,391	4,219,211	30%	14,798,542	9,119,211	62%
[1] Non-IFRS measure. Please refer to page 6 of this document for a reconciliation of reported results to non-IFRS measures.

Results of Operations – Three Months and Year Ended December 31, 2017

Revenues for the year ended December 31, 2017 were $100,242,080 compared to $78,354,632 for the year ended December 31, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in 2017, along with acquisitions completed mid-year in fiscal 2016.  Revenues for the three months ended December 31, 2017 reflect the revenue contributions from anesthesia businesses acquired earlier in the year and were $32,302,854, an increase of $6,480,751 when compared to the three months ended December 31, 2016.

Revenues from anesthesia services for the year ended December 31, 2017 were $88,741,075 compared to $67,821,879 for the year ended December 31, 2016. As above, the increase was primarily due to the Company's anesthesia acquisitions throughout 2017 and 2016; however, there were a number of factors which impacted the change in revenue between fiscal 2017 and fiscal 2016.  The $20.9 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions contributed $23.4 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($14.3 million) and growth from acquisitions completed in 2016 ($9.2 million);
•	a change in our commercial payor mix and rates within our commercial payors contributed a decrease in revenue of $4.6 million when compared to revenues from 2016. This is largely isolated to acquisitions completed within 2014 and 2015;
•	a positive adjustment as a result of the change in the impact of revenue estimates of $1.4 million, when compared to 2016; and
•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.7 million (see recent events).

Anesthesia revenues for the three months ended December 31, 2017 were $29,230,584 compared to $23,008,147 for the three months ended December 31, 2016.  The $6.2 million increase in revenue from the prior period is reflective of the following:

•	increased revenue from acquisitions completed in 2017, of $9.6 million
•	a change in our commercial payor mix and rates within our commercial payors contributed a decrease in revenue of $3.4 million when compared to revenues from 2016;
•	a negative adjustment as a result of the change in the impact of revenue estimates of $0.2 million, when compared to the 2016 year to date period; and
•	revenue growth from our exclusive agreement with Puget Sound Gastroenterology of approximately $0.3 million (see recent events).

During the three months and year ended December 31, 2017, revenue was affected by changes in the percentage of patient cases covered by commercial insurance versus federal insurance.  Revenue was also affected by commercial payor mix changes that result from the annual process that insured individuals and companies go through when renewing their health insurance policies and from changes in rates from commercial payors as the Company executes contracts with payors.  Changes in payor mix could have a positive or negative impact on revenues. The commercial payor mix changes described above primarily relate to one payor at GAA.   As adjusted operating expenses are largely fixed in nature, changes in revenue primary drive changes in operating income and adjusted operating EBITDA.

In the year ended December 31, 2017, the anesthesia services segment serviced 201,578 patient cases compared to 141,020 patient cases during the year ended December 31, 2016.  Patient cases serviced in the fourth quarter of 2017 were 64,684 compared to 45,041 patient cases in the fourth quarter of 2016.

In 2018, the Company expects revenue from anesthesia services for the acquisitions completed through December 31, 2017 to be negatively impacted by the November 2, 2017 CMS final rule coming into effect on January 1, 2018 and to be negatively impacted by changes in the per unit reimbursements received from our commercial payors.  The CMS final rule will impact our revenue per case by an estimated 12.5% and the changes from our commercial payors is expected to impact our revenue per case by an additional 5%.  We expect the negative impacts to anesthesia revenue to be offset through organic growth in patient cases and deployment of available capital for future acquisitions.

Revenues from product sales for the year ended December 31, 2017 were $11,501,005 compared to $10,532,753 for 2016. The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the three months ended December 31, 2017 were $3,072,270 compared to $2,813,956 for the three months ended December 31, 2016. As of December 31, 2017, the Company has trained 2,686 physicians to use the O'Regan System, representing 1,034 clinical practices. This compares to 2,414 physicians trained, representing 930 clinical practices, as of December 31, 2016.

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology. Potentially offsetting these increases would be competitive pressures that could impact our market share or pricing power.

For the year ended December 31, 2017, total adjusted operating expenses were $51,107,595 compared to $36,864,304 for the year ended December 31, 2016.  For the three months ended December 31, 2017, total adjusted operating expenses were $15,340,310 compared to $11,321,510 for the three months ended December 31, 2016.  Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the year ended December 31, 2017 were $42,834,918, compared to $29,767,269 for the year ended December 31, 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with fourteen further acquisitions completed in 2015, 2016 and 2017.  As a result, fiscal 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies and as a result of infrastructure investments made by the Company throughout 2017.  As the Company works toward its acquisition strategy, it has invested in resources and infrastructure to support its initiatives.  The investment in resources and infrastructure contributed approximately $1.0 million in anesthesia adjusted operating expenses in the year. Anesthesia services adjusted operating expenses for the three months ended December 31, 2017 were $13,162,989 compared to $9,492,140 for the three months ended December 31, 2016.  Similar to the year ended December 31, 2017, the last quarter of 2017 is not comparable to the same period in 2016 due to the timing of acquisitions.  Investments in infrastructure and resources contributed approximately $0.1 million to anesthesia services adjusted operating expenses in the quarter. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially.  These expenses are primarily impacted by the Company's acquisition strategy.

Product sales adjusted operating expenses for the year ended December 31, 2017 were $4,568,422 compared to $4,059,858 for the year ended December 31, 2016.  The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity as well as an increase in professional fees related to continuing efforts to distribute our product in China.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O'Regan System. Product sales adjusted operating expenses for the three months ended December 31, 2017 were $1,295,163 compared to $1,083,481 for the three months ended December 31, 2016.

Corporate adjusted operating expenses for the year ended December 31, 2017 were $3,704,255 compared to $3,037,177 for the year ended December 31, 2016.  The increase in corporate adjusted operating expense is a reflection of higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is also increasing our compliance costs. Corporate adjusted operating expenses for the three months ended December 31, 2017 were $882,158 compared to $745,889 for the three months ended December 31, 2016.

Adjusted operating EBITDA attributable to shareholders of the Company for the year ended December 31, 2017 was $34,335,942, an increase of $1,964,826 from the year ended December 31, 2016.  The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017, offset by the negative revenue rate and payor mix variances recorded in the year in respect of the Company's anesthesia providers acquired prior to 2016.  Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended December 31, 2017 was $11,489,153 an increase of $1,207,771 from the same period in 2016.

Adjusted operating EBITDA attributable to non-controlling interest was $14,798,542 for the year ended December 31, 2017.  This comprises the non-controlling interests' share of revenues of $25,906,688 and adjusted operating expenses of $11,108,146.  Adjusted operating EBITDA attributable to non-controlling interest was $5,473,391 for the three months ended December 31, 2017.  This comprises the non-controlling interests' share of revenues of $9,394,392 and adjusted operating expenses of $3,921,001.

Total adjusted operating EBITDA was $49,134,485 for the year ended December 31, 2017, an increase of $7,644,156 from the same period in 2016.  Total adjusted operating EBITDA was $16,962,544 for the three months ended December 31, 2017, an increase of $2,461,951 from the same period in 2016.

At December 31, 2017, the Company had $12,486,884 in cash and cash equivalents compared to $9,507,004 at the end of 2016.  The increase in cash and equivalents is primarily a reflection of cash generated from operations and debt financing activities, less cash used to finance normal course issuer bid repurchases and acquisitions during the first nine months of 2017, less repayment of debt in the period.

Working capital was $20,102,948 compared to working capital of $9,657,303 at December 31, 2016.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.  The average number of days receivables outstanding at December 31, 2017 was 42 days.  At December 31, 2016, the average number of days receivables outstanding was 34 days.

Conference Call

CRH will host a conference call to discuss its results on Tuesday, March 6, 2018, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340. An audio replay will be available shortly after the call by dialing 1-855-669-9658 or (604) 674-8052 and entering access code 1983. The replay will be available for two weeks after the call.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 15 anesthesia acquisitions. CRH now serves 35 ambulatory surgical centers in seven states and performs approximately 235,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Non-IFRS Measures

This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA

For the three months ended	2017				2016				2015
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec
Adjusted operating EBITDA attributable to:
Shareholders of the Company	11,489	7,775	7,352	7,719	10,281	9,122	7,054	5,914	6,797
Non-controlling interest	5,473	3,119	2,878	3,328	4,219	2,533	1,518	848	465
Total adjusted operating EBITDA	16,963	10,894	10,230	11,047	14,500	11,655	8,572	6,762	7,263
Amortization expense	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)
Depreciation and related expense	(25)	(22)	(20)	(13)	(30)	(31)	(30)	(15)	(18)
Stock based compensation	(799)	(968)	(781)	(906)	(525)	(297)	(290)	(264)	(261)
Acquisition expenses	(97)	(355)	(88)	(127)	(58)	(21)	(286)	(62)	(123)
Impairment of inventory	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	(6,653)	-	-	-	-	-	-	-	-
Operating income	2,219	3,652	3,738	4,946	9,172	6,595	5,041	3,946	4,673
Net finance income (expense)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)
Income tax (expense) recovery	(5,755)	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541
Net and comprehensive income	6,298	3,448	620	3,302	6,354	5,026	1,666	3,030	300

Adjusted operating expenses

For the three months ended	2017				2016				2015
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec

Anesthesia services - adjusted operating expense	13,162	10,362	9,840	9,469	9,492	8,794	6,158	5,323	5,061
Amortization expense	7,169	5,897	5,603	5,056	4,715	4,711	2,925	2,475	2,188
Depreciation and related expense	3	2	3	2	1	3	2	2	4
Stock based compensation	71	100	106	149	120	38	27	17	12
Acquisition expenses	97	356	87	127	58	21	286	62	123
Impairment of intangible assets	6,653	-	-	-	-	-	-	-	-
Anesthesia services expense	27,156	16,718	15,639	14,803	14,386	13,567	9,398	7,879	7,389

Product sales - adjusted operating expense	1,295	1,094	1,142	1,037	1,083	974	1,004	998	950
Amortization expense	1	1	1	5	-	-	-	-	-
Depreciation and related expense	16	14	12	8	15	15	15	1	1
Stock based compensation	95	90	76	110	125	90	99	84	81
Impairment of inventory	-	-	-	-	-	-	-	-	-
Product sales expense	1,408	1,199	1,231	1,160	1,223	1,079	1,118	1,083	1,031

Corporate - adjusted operating expenses	882	994	844	985	746	684	853	754	664
Amortization expense	-	-	-	(4)	-	-	-	-	-
Depreciation and related expense	6	6	5	3	14	14	13	13	14
Stock based compensation	633	777	599	647	280	169	164	1621167
Corporate expense	1,521	1,776	1,448	1,630	1,040	867	1,030	929	845

Total adjusted operating expense	15,340	12,451	11,825	11,491	11,321	10,453	8,015	7,075	6,675
Total operating expense	30,084	19,693	18,317	17,593	16,649	15,514	11,546	9,891	9,265

Forward-looking Statements

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry's health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company's business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/05/c5213.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 17:00e 05-MAR-18